EXHIBIT 99.12

Martin Prior

M. Eng, FSAIMM, Senior Project Manager

Worley Europe Limited

Building 6, Chiswick Park, 566 Chiswick High Road, Chiswick, W4 5HR, United Kingdom

CONSENT

April 23, 2026

I, Martin Prior, consent to the public filing of the technical report titled "NI 43-101 Technical Report on the Nussir Project – Feasibility Study", with an effective date of April 14, 2026, and dated April 16, 2026 (the "Technical Report") by Blue Moon Metals Inc. (the “Issuer”), and the information derived from the Technical Report, as well as to the reference to my name, in each case where used or incorporated by reference in the Issuer’s (i) Registration Statement on Form F-10 (File No. 333-293554) and (ii) Annual Report on Form 40-F for the year ended December 31, 2025, including in the Annual Information Form for the year ended December 31, 2025 filed as Exhibit 99.1 thereto, being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Martin Prior
Martin Prior, M. Eng, FSAIMM